SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 1

Kobex Minerals Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

49989C105

(CUSIP Number)

David A. Brown Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.  ☐

CUSIP No. 49989C105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSONS 2260761 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,545,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,545,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,545,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 4.
**	Based on 46,082,413 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013.

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1	NAME OF REPORTING PERSONS Paul van Eeden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000*
	8	SHARED VOTING POWER 3,745,000
	9	SOLE DISPOSITIVE POWER 200,000*
	10	SHARED DISPOSITIVE POWER 3,745,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,745,000**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%***
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Representing 200,000 shares of common stock underlying options to purchase common stock.
**	See Item 4.
***	Based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock.

CUSIP No. 49989C105	SCHEDULE 13D	Page 4 of 8

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on May 9, 2013 (the “Original Filing”) by 2260761 Ontario Inc. (“226”) and Paul van Eeden (“Mr. van Eeden” and, collectively with 226, the “Reporting Persons”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 2.	Identity and Background

The Reporting Persons are 226 and Mr. van Eeden. 226 is a private investment company headquartered in Ontario, Canada. 226 is primarily engaged in the business of investing in securities. Mr. van Eeden is the sole director and sole officer of 226 and his present and principal occupation or employment is engaging in business as a private investor including through the direction and management of the investments of 226. Mr. van Eeden is also a member of the Board of Directors of the Issuer (the “Board”). The business address for Mr. van Eeden and 226 is: 205 – 713 Davis Drive, Newmarket Ontario L3Y 2R3, Canada.

For a description of the Reporting Persons relationship with Sprott Inc., see Item 4.

The Reporting Persons have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be members of a group pursuant to the SEC’s beneficial ownership rules as a result of discussions between Mr. van Eeden and Rick Rule (“Mr. Rule”), a member of the board of directors of Sprott Inc., regarding (i) a potential change in management and/or a change in Board membership of the Issuer, including potential director nominees to replace existing directors and (ii) Mr. van Eeden’s intention to recommend to the Board that a number of existing directors resign and Board nominees acceptable to the Reporting Persons, Mr. Rule and Sprott Inc. replace such directors. As such, due to the SEC’s beneficial ownership rules, shares of Common Stock held by Sprott Inc. and the Reporting Persons may be deemed to be beneficially owned by any group formed thereby. Therefore, as of May 17, 2013, such group may be deemed to beneficially own an aggregate of 12,277,564 shares of Common Stock (the “Aggregate Shares”), including 8,532,564 shares of Common Stock beneficially owned by Sprott Inc, as reported on its Schedule 13G/A filed with the SEC on January 17, 2013. See Item 4 for further discussion.

The Reporting Persons understand that Sprott Inc. and Mr. Rule intend to file separate beneficial ownership reports on Schedule 13D with the SEC reflecting the information reported herein.

The source of the funding for the purchase of the Common Stock by 226 was the general working capital of 226. Mr. van Eeden acquired options representing 200,000 shares of Common Stock covered by this Report through stock grants received from the Issuer as compensation for his service as a director with the Issuer. The aggregate purchase price of the Common Stock purchased by the Reporting Persons was $2,444,251. No funds from the Reporting Persons were used to acquire any of the shares beneficially owned by Sprott Inc., the beneficial ownership of which the Reporting Persons expressly disclaim.

CUSIP No. 49989C105	SCHEDULE 13D	Page 5 of 8

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired their positions in the Common Stock for investment purposes. Mr. van Eeden has served as a director of the Issuer since March 13, 2013. Mr. van Eeden acquired 200,000 options representing shares of Common Stock as compensation for his services as director and holds such shares for investment purposes.

In his role as a director of the Issuer, Mr. van Eeden evaluates the effectiveness of management and of the current Board of the Issuer. Independent of the Reporting Persons and prior to Mr. van Eeden’s becoming a Board member, Mr. Rule and Sprott Inc. publicly expressed concerns regarding management of the Issuer. On May 17, 2013, Mr. van Eeden in his role as a director and another member of the Board had a conversation with Mr. Rule regarding his concern about the management of the Issuer. Mr. Rule expressed his concerns regarding the management of the Issuer. During these conversations, Mr. van Eeden suggested some potential nominees for the Board of the Issuer to replace some of the existing directors, these included two nominees in addition to himself. Mr. Rule suggested two other potential nominees, in addition to a current director that Mr. Rule previously recommended be nominated by the Issuer (collectively, the “Suggested Nominees”). Mr. Rule indicated that Mr. Eeden’s potential nominees would be acceptable and Mr. van Eeden indicated that Mr. Rule’s potential nominees would be acceptable. Neither the Reporting Persons nor Sprott Inc. or Mr. Rule agreed to vote in any manner regarding any particular nominee. Mr. van Eeden indicated his intention to discuss at the next meeting of the Board a possible change in the current Board and propose that (i) four of the six directors other than Mr. van Eeden and the current director serving at the recommendation of Mr. Rule resign and be replaced by the Suggested Nominees, which would then stand for election at the next annual general meeting or (ii) that the four existing directors not stand for reelection and the Issuer would nominate the Suggested Nominees to stand for election as nominees of the Issuer at the next annual general meeting. If there is no change in the membership of the Issuer’s Board of Directors, the Reporting Persons intend to evaluate their investment in the Issuer and may take actions or series of actions that may result in the items enumerated in Item 4 (a)-(j) of Schedule 13D.

As a result of this discussion and Mr. van Eeden’s plans regarding nominees to the Issuer’s Board of Directors, the Reporting Persons may be deemed to be members of a group, pursuant to the SEC beneficial ownership rules. The Reporting Persons expressly disclaim membership of any group and expressly disclaim any beneficial ownership of any shares beneficially owned by Sprott Inc.

Before this time and all times prior to this while Mr. van Eeden was a member of the Board of the Issuer, Mr. van Eeden and Mr. Rule did not discuss or have any sort of agreement or understanding with regard to the Issuer’s management or Board.

Except as set forth above, there is no agreement or understanding with respect to the Reporting persons, Mr. Rule and Sprott Inc.

See Item 5 for beneficial ownership information.

CUSIP No. 49989C105	SCHEDULE 13D	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

As a result of the discussion with Mr. Rule to which they were party described in Item 4 above, the Reporting Persons may be deemed to be members of a group, pursuant to the SEC beneficial ownership rules.

Therefore, as of May 20, 2013, any group that may be deemed to be formed by the Reporting Persons, Mr. Rule and Sprott Inc. may be deemed to beneficially own the Aggregate Shares, including shares of Common Stock held by the Reporting Persons and shares of Common Stock held by Sprott Inc. The Aggregate Shares represent approximately 26.6% of the Issuer’s outstanding Common Stock based on 46,282,413 shares of common stock of the Issuer reported to be outstanding, which is the sum of (i) 46,082,213 shares of common stock reported to be outstanding as of December 31, 2012 by the Issuer on its Form 20-F/A filed with the SEC on April 5, 2013 and (ii) 200,000 shares of common stock underlying options to purchase common stock held by Mr. van Eeden.

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock of the Issuer, Mr. van Eeden has sole voting and investment power with regard to 3,745,000 shares of Common Stock. The Reporting Persons do not have voting or investment power with regard to the shares beneficially owned by Sprott Inc.

No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

Since the most recently filed Schedule 13D, the Reporting Persons did not have any transactions relating to the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 8, 2013, among 226 and Mr. van Eeden

CUSIP No. 49989C105	SCHEDULE 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013

2260761 ONTARIO INC.

By:	/s/ Paul van Eeden
Paul van Eeden, President

PAUL VAN EEDEN

By:	/s/ Paul van Eeden
Name: Paul van Eeden
Title: Individually

CUSIP No. 49989C105	SCHEDULE 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated May 1, 2013, among 226 and Mr. van Eeden